

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Michael Costa
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA. 92612

> **Re: Sabra Health Care REIT, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on February 22, 2022**
> **File No. 001-34950**

Dear Mr. Costa:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations and Adjusted Funds from Operations, page 42

1.   We note your define FFO as Net income as defined by GAAP excluding certain adjustments including your share of depreciation and amortization and impairment charges by your unconsolidated JV. Given that you own a 49% interest in your unconsolidated JV, please further tell us how you determined the $26.1 million depreciation, amortization and impairment of real state assets amount in your FFO calculation. In that regard, we note that total depreciation and amortization was $24 million and total impairment loss was $7.3 million based on the audited consolidated statement of of operations and comprehensive loss for your JV as included in Exhibit 99.1 of your Form 10-K/A filed on March 30, 2022.

In closing, we remind you that the company and its management are responsible for the

Michael Costa
Sabra Health Care REIT, Inc.
May 16, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction